UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   )1

Concord Camera Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

206156200
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 206156200

1	NAME OF REPORTING PERSON EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 296,476
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 296,476
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 206156200

1	NAME OF REPORTING PERSON MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 296,476
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 296,476
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 206156200

1	NAME OF REPORTING PERSON ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 296,476
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 296,476
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 206156200

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, no par value per share (the “Shares”), of Concord Camera Corp. (the “Issuer”).  The address of the principal executive offices of the Issuer is 4000 Hollywood Boulevard, Presidential Circle, 6th Floor, North Tower, Hollywood, Florida 33021.

Item 2.	Identity and Background.

(a-c and f)                      The persons filing this statement are Everest Special Situations Fund L.P. (“ESSF”), a Delaware limited partnership, Maoz Everest Fund Management Ltd. (“MEFM”), an Israeli company, and Elchanan Maoz, a citizen of Israel.  ESSF, MEFM and Elchanan Maoz are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.  The principal business address of ESSF, MEFM and Elchanan Maoz is Platinum House, 21 Ha’arba’a Street, Tel Aviv 64739 Israel.

ESSF is primarily engaged in the business of investing in securities.  The principal business of MEFM is acting as the general partner of ESSF.  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of MEFM is set forth on Exhibit A hereto which is incorporated herein by reference. The principal occupation of Elchanan Maoz is investing in securities.

Elchanan Maoz is the Chairman of ESSF and is the controlling stockholder, Chairman and Chief Executive Officer of MEFM.  Elchanan Maoz is in a position to directly and indirectly determine the investment and voting decisions made by MEFM, and consequently Everest.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(d, e)                      During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any person listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price, including commissions, of the 296,476 Shares purchased by ESSF and reported in this Schedule 13D is $932,320 (including all brokers’ commissions).  The Shares reported herein were purchased with the working capital of ESSF.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 206156200

On February 20, 2008, ESSF delivered a letter to the Issuer expressing its belief in the Issuer’s long-term prospects and its view that the Issuer is currently in an excellent position to initiate substantial changes to its business.  The letter encourages the Issuer’s Board of Directors (the “Board”) to fully and immediately explore all strategic alternatives available to it and notes that ESSF is ready to assist the Board in its exploration of those alternatives.  The letter also states that if the Board does not take actions ESSF believes are in the best interest of stockholders, ESSF will take whatever action it deems necessary in order to protect its rights as a stockholder, including seeking Board representation at the next annual meeting of stockholders.  A copy of the letter is attached as exhibit 99.3 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  Everest intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Everest may, in the future, take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           As of February 19, 2008, ESSF owned 296,476 Shares, which constitutes approximately 5.0% of the 5,913,610 outstanding Shares (based upon the number of Shares that were reported to be outstanding in the Issuer’s Form 10-Q for the quarterly period ended September 29, 2007 filed with Securities and Exchange Commission on November 13, 2007).

MEFM, by virtue of its status as the general partner of ESSF, and Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, may be deemed to own beneficially the Shares held by ESSF.  Consequently, each of MEFM and Mr. Maoz may be deemed to own beneficially 296,476 Shares that constitute approximately 5.0% of the outstanding Shares.  MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

(b)           By virtue of his positions with MEFM and ESSF, Elchanan Maoz has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule B attached hereto sets forth the transactions effected by the Reporting Persons with respect to the securities of the Issuer during the past sixty days.  Unless otherwise noted, all such transactions were effected in the open market.

CUSIP NO. 206156200

(d)           To the best of each of the Reporting Persons’ knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Persons may be deemed to own beneficially.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 20, 2008, the Reporting Persons entered into a Joint Filing Agreement  (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Everest Special Situations Fund L.P., Maoz Everest Fund Management Ltd. and Elchanan Maoz, dated February 20, 2008.

99.2	Power of Attorney.

99.3	Letter to the Chairman, Chief Executive Officer and President of Concord Camera Corp., dated February 20, 2008.

CUSIP NO. 206156200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2008	EVEREST SPECIAL SITUATIONS FUND L.P.

	By:	Maoz Everest Fund Management Ltd., General Partner

By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

By:	/s/ Elchanan Maoz
Elchanan Maoz, Chairman and Chief Executive Officer

/s/ Elchanan Maoz
ELCHANAN MAOZ

CUSIP NO. 206156200

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
MAOZ EVEREST FUND MANAGEMENT LTD.

The name and present principal occupation or employment of the directors and executive officers of Maoz Everest Fund Management Ltd. are set forth below.  The business address of each director and executive officer is Platinum House, 21 Ha’ arba’a Street, Tel Aviv 64739 Israel.  All such persons are citizens of Israel.

Name and Position	Present Principal Occupation or Employment
Elchanan Maoz, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Maoz Everest Fund Management Ltd.

Shlomit Oren, Research Analyst	Research Analyst of Maoz Everest Fund Management Ltd.

CUSIP NO. 206156200

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

EVEREST SPECIAL SITUATIONS FUND L.P.

Common Stock	2,800	3.000	12/24/07
Common Stock	18,118	3.000	12/27/07
Common Stock	18,800	3.000	12/31/07
Common Stock	6,040	2.991	01/02/08
Common Stock	1,208	3.000	01/04/08
Common Stock	13,020	3.000	01/07/08
Common Stock	5,128	3.086	01/11/08
Common Stock	346	3.043	01/14/08
Common Stock	100	3.500	02/05/08
Common Stock	20,000	3.485	02/06/08
Common Stock	3,361	3.443	02/07/08
Common Stock	300	3.443	02/08/08
Common Stock	3,100	3.717	02/11/08
Common Stock	10,000	3.805	02/12/08

MAOZ EVEREST FUND MANAGEMENT LTD.
None

ELCHANAN MAOZ
None